PALMIA CORPORATION FORM C: Page 1

x Form C: Offering Statement

Name of issuer: Palmia Corporation

Legal status of issuer:

    Form: Corporation

    Jurisdiction of Incorporation/Organization: California

    Date of organization: June 14, 2012

Physical address of issuer: 3749 Divisadero Street, San Francisco, CA 94123

Website of issuer: http://www.palmiabeer.com

Name of intermediary through which the offering will be conducted: Wefunder Portal LLC

CIK number of intermediary: **0001670254**

SEC file number of intermediary: 007-00033

CRD number, if applicable, of intermediary: 283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No

Type of security offered: Simple Agreement for Future Equity (Safe)

Target number of securities to be offered: Minimum of $100,000.00 in Safe transactions.

Price (or method for determining price): To be determined based on subsequent sale of preferred shares.

Target offering amount: Minimum of $100,000.00

Oversubscriptions accepted: Yes

If yes, disclose how oversubscriptions will be allocated. Other: Investors that are part of the first $100K of the round will receive a valuation cap of $4 million for the portion of their investment that is part of the first $100K. Valuation will be $5 million after the first $100K raised.

Maximum offering amount (if different from target offering amount): $1,000,000

Deadline to reach the target offering amount: 120 days from the filing date of this Form C

PALMIA CORPORATION FORM C: Page 2

Current number of employees: 3

all U.S. jurisdictions

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$10,350.00	$11,728.00
Cash & Cash Equivalents:	$350.00	$1,728.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$7,331.00
Long-term Debt:	$140,438.00	$140,438.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($33,093)	($17,581.00)

PALMIA CORPORATION FORM C: Page 3 NO CONTENT

PALMIA CORPORATION FORM C: Page 4

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Palmia Corporation

_____
Robert Nathanson, its CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Robert Nathanson, its CEO
Date:

PALMIA CORPORATION FORM C: Page 5

1. Name of Issuer: Palmia Corporation
2. X
3. No

PALMIA CORPORATION FORM C: Page 6

Directors of Company:

4.	Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: David William Epstein	Dates of Board Service: 2012-Present
Principal Occupation: Oral Surgeon & Dentist
Employer: Dates of Service: 2001 -Present
Employer's principal business: David W. Epstein, DDS Inc. Cosmetic, Implants and Reconstructive Dentistryty

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President & Chairman of the Board of Directors Dates of Service: 2012-Present
Responsibilities with formation of Palmia Corporation: Responsible for formulation and working with TTB for COLA while securing brewery location, design, packaging and brand development.

Position: Chief Financial Officer	Dates of Service: 2012-Present
Position: Secretary	Dates of Service: 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: David W. Epstein, DDS Inc. Cosmetic, Implants and Reconstructive Dentristy
Employer's principal business: Oral Surgeon & Dentist
Title: Owner	Dates of Service: 2001-Present
Responsibilities: Own and operate an oral surgery and dental procedure office.

Name: Lawrence A. Epstein, MD	Dates of Board Service: 2015-Present
Principal Occupation: Physician, Internal Medicine and on Staff at El Camino Hospital
Employer: Dates of Service: 1968-Present
Employer's principal business: Self Employed

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Board Member	Dates of Service: 2015-Present
Position:	Dates of Service:
Position:	Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:
Employer: Lawrence A. Epstein, MD

Employer's principal business: Internal Medicine
Title: Owner   Dates of Service: 1969 - Present

Responsibilities: Own and operate a medical facility

Name: Teresa LoBue   Dates of Board Service: 2015-Present
Principal Occupation: Founder & CEO of Stealth Tech Startup
Employer: Dates of Service: 2014- Present
Employer's principal business: Self-employed

List all positions and offices with the issuer held and the period of time in which
the director served in the position or office:

        Position: Board Member   Dates of Service: 2015-Present
        Position: Dates of Service:
        Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held
during past three years with an indication of job responsibilities:
Employer: The Boston Consulting Group
Employer's principal business: Consulting
Title: Consultant   Dates of Service: 2011-2014
Responsibilities: advises clients in the private, public, and not-for-profit sectors around the world

PhD from Stanford University, Management Sciences, Graduated May 2014

Officers of Company:
5.   Provide the following information about each officer (and any persons occupying a similar status
or performing a similar function) of the issuer:

Name: Robert Nathanson
Title: CEO   Dates of Service: 2015-Present
Responsibilities: Manage and Re-Launch Palmia beer, a 90 Calorie, lemon infused lager inspired by Spain,
brewed in America. Responsible for contracts and agreements around licensing, packaging, sales,
marketing, production, and forming relationships in the industry. Created marketing materials along with
social media campaigns. Responsible for overseeing / managing new team.

List any prior positions and offices with the issuer and the period of time in which the officer served in the
position or office:
Position: Dates of Service:
Responsibilities:

Business Experience: List the employers, titles and dates of positions held during
past three years with an indication of job responsibilities:
Employer: GRC Beverages
Employer's principal business: Alcohol
Title: Co-Founder & EVP   Dates of Service: 2012-2015

Responsibilities: Responsibilities: Created and Launched new spirit line that won GOLD at the 2013 International Spirits Competition with 92pts and awarded "Best New Spirit" at 2013 NightClub & Bar Show with Jon Taffer and CeeLo Green. Responsible for securing national distribution and sales in 6 states including HI, CA, NV, OH, CT and OK. Sold in major hotels and restaurants and number one consumed specialty cocktail at Buddy V's (Cake Boss) Venetian Hotel, Las Vegas, Nevada. Responsible for formulation and working with the TTB and COLA while securing distilling and outsourcing ingredients approved by the ABC. Secured all outsourcing of bottles, packaging, screen printing, and warehouse.

Name: Wayne Derman
Title: CMO   Dates of Service: 2016-Present
Responsibilities: Client Relations in Media and Marketing along with Music festival partnerships and in kind sponsorships. Market Optimization and Market Strategy. Proven experience in Concert and festival management, production, direct sales, business development, sponsorship, and forecasting profit & loss management.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:
Position: Dates of Service:
Responsibilities:

Business Experience: List the employers, titles and dates of positions held during
past three years with an indication of job responsibilities:
Employer: Zone Management Artist Services
Employer's principal business: Event management and services
Title: Founder & President   Dates of Service: 2001-Present

Responsibilities: Responsibilities: Offered a full range of event management, tour, security, production and promotion services. Head of Security for Northern Nights Music Festival and various HushFest/Sunset Promotions/Silent Frisco and other events. Business Manager Mojito SF Bar/Restaurant and Music Venue 2007-2013. Sponsor & Vendor development and park layout/setup for Power to the Peaceful Concert, North Beach Jazz Fest, Bay Area Vibez and other events. Production, security and bar management positions at festivals and events such as Bottle Rock, Sierra Nevada World Music Festival, Northern Nights and Festival of the Golden Gate.

Name: David Epstein
Title: President, and Chief Financial Officer   Dates of Service: 2012-Present
Responsibilities: Founder and developer of Palmia brand with recipe and initial launch of V1.0. While working with other company management, David has been overseeing the implementation of the Palmia brand. He brought the Palmia concept from a beach in Spain to a viable product and an initial launch in San Francisco. David also helped finance a significant portion of Palmia's initial operations and product launch, and his dedication to the brand remains today as he continues to advise the company. David's energy, passion and vision continue to propel Palmia and its brand.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:
Position: Secretary   Dates of Service: 2017-Present
Responsibilities: Oversees financials of the company along with paying invoices and outstanding bills.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: David Epstein, DDS

Employer's principal business: Oral Surgery and Dentistry

Title: Owner   Dates of Service: 2001-Present

Responsibilities: Run and operate an oral surgery and dental clinic.

Principal Security Holders

6.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

DAVID WILLIAM EPSTEIN   600,000 Shares Common Stock   64%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the fact that they do not relate to historical facts, but future events, and often use words such as "anticipates," "intends," "plans," "believes," "expects," "target," "will," "should," "may" "could," "can" and similar references to future periods. These statements include, without limitation, statements about our market opportunity, our growth strategy, anticipated sales, expected activities and the adequacy of our available resources. Purchasers are cautioned that matters subject to forward-looking statements involve risks, assumptions and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and our actual results may differ materially from those projected or contemplated in the forward-looking statements. Additional factors that could cause actual results to differ can be found in the section titled "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Given these risks and uncertainties, we can give no assurances that results projected in any forward-looking statements will in fact occur and therefore caution Purchasers not to place undue reliance on them. Our forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise them, whether as a result of new information, future events or otherwise.

EXECUTIVE SUMMARY

Please review this entire memorandum, including the section titled "Risk Factors," before making an investment decision. References to "we," "us," or "our" refer to Palmia Corporation.

Palmia is a unique and refreshing lemon infused light beer. Our primary target market is youthful women and men that are fun, hip, confident, and who are seeking a new beverage to enjoy. Our light beer, which contains only 90 calories, seeks to capitalize on the growing trend of focusing on health conscious options without sacrificing taste. Our vision is not only to create a great tasting beer, but help inspire a way of life.

The concept for Palmia was created in 2011 by Dr. David William Epstein. The initial product vision stemmed from a trip David took to Mallorca, and Ibiza Spain, where Palmia-like beverages, which are sometimes referred to as Shandies or Claras, are extremely popular. Over the course of 18 months, David and his team of advisors developed, tested and perfected the core Palmia product, which was test launched in the San Francisco market through a highly targeted product release in September 2013. Having proven the concept, plans now call for a very strategic roll out to key U.S. markets.

Our initial marketing will focus on fun, health conscious individuals with an emphasis on women ages 21-35. According to DataMonitor, female drinkers now comprise approximately 30% of total beer consumption, with nearly $30 billion in 2011 spend. We also believe an older woman demographic, as well as males, will represent viable and important customers for our product. We intend to take advantage of the large U.S. market for beers, which, according to the Brewers Association, is nearly $106 billion annually.

We focused our initial launch in the San Francisco market in order to obtain initial product feedback and validation. We believe Palmia has the potential to represent a national (and ultimately international) brand, and intend to selectively expand in targeted locations across the U.S. following the successful validation of the product in its initial target markets.

We intend to raise up to $1,000,000 in seed funding to support our launch strategy, production, marketing and working capital needs, which we believe is sufficient to finance operations for at least 24 months. Our objective is to demonstrate profitable unit economics in our target markets before scaling the business and raising a larger financing round. The targeted raise may be adjusted up or down based on purchaser interest and changes to our operating plan.

INVESTMENT HIGHLIGHTS

Unique Product in the Market

Palmia is a unique product offering that we believe is different from most beers existing in today's U.S. market. With its lemon infusion, we believe Palmia offers a new and enticing taste to most beers currently available to consumers. While many light beers offer lime as a means to enhance or cover up their watered-down taste, Palmia has a unique and lightly carbonated lemon infusion that provides a refreshing, yet full bodied taste, all in one bottle. In addition, we believe the natural lemon flavor of our beer will appeal to health-conscious individuals, but still provide a satisfying beer taste that is not watered down and that will attract a wide variety of adult beverage drinkers. Utilizing a proprietary blend, we are able to offer a low-calorie beer (90 calories), while not compromising on taste or appeal. We have also formulated a gluten free lemon infused 90 Calorie 4.2% abv Pamia which to attract the gluten free market.

Initial Success of Bud Light Lime Provides Validation of Customer Demand

We believe the success of Bud Light Lime, which entered the market in 2008 and has grown to nearly $300 million in 2011 revenue according to SymphonyIRI Group, provides important validation of consumer adoption of infused and flavored beers. Furthermore, the recent success of many craft beer makers in the U.S. only serves to strengthen the idea that consumers are open to new options and products in the marketplace. In addition, we believe an underserved niche and demographic exists within the larger beer market. We believe the adoption of Bud Light Lime, coupled with the recent success and sale of Skinny Girl Margarita to Beam Global for a reported $120 million according to insiders, provides meaningful validation of a product and market fit for a demographic that we believe has been underserved by most larger and specialty beer companies. In fact, we believe relatively few "pure-play" low calorie and "natural flavor" lagers exist with a focus on health-conscious individuals, particularly the 21-35 year-old female demographic. According to DataMonitor, female drinkers now comprise approximately 30% of total beer consumption. We believe Palmia can be an early entrant in this niche domestic market, and plan to validate the product in select markets and scale distribution in line with product and market demand. In addition, the overall size of the larger U.S. beer market will allow Palmia the ability to grow and attract other demographics and niche markets without disrupting current players.

Strong Unit Economics

We believe Palmia can be produced, distributed, marketed and sold at a price point that will provide strong gross margins and lead to a profitable, stand-alone business at scale. Our production and distribution costs are estimated to be approximately $15.93 per case and we anticipate selling each case for approximately $22.00 - $29.00 depending on location, distribution type (direct vs. distributor) and customer type (bars and restaurants vs. big box retailers who would command reduced pricing). Based on significant product feedback obtained from customers in our initial pilot launch, we have improved our formula and plan to introduce an upgraded product in 2016, which we refer to as version 2.0. In particular, the new formula, which is 4.2% abv, versus 4.0%, has already received regulatory approval, will contain all natural flavor and sweetener, thereby reducing the overall sweetness of the product and slightly increasing its alcohol content. During our initial pilot launch in San Francisco, we supplied direct distribution through our own ABC license to bars, restaurants and liquor stores. As we scale Palmia, we plan to leverage large distribution companies to promote the beer, including Young's Market, Wirtz, Wine Warehouse, and DBI, which would allow for increased volume and lower prices per case to bars, restaurants and retailers.

The above per case assumptions do not include marketing, headcount and general and administrative costs, which we believe may represent a meaningful expense. Additional details on our financial assumptions and anticipated costs are under the section "Financial Model."

PRODUCT OVERVIEW

The following product overview highlights the specifics of Palmia beer:

- Natural lemon flavor with a unique and enjoyable citrus taste, which is intended to serve as a light, refreshing lager and alternative to Bud Light Lime, Corona and other light beers.
- Lightly carbonated with natural lemon flavor.
- An 11.2 (331ml) fluid ounce serving contains 90 calories and 4.2% alcohol by content.
- We have a registered trademark for our main product logo as well as for the slogans "When Life Gives You Lemons . . .", "Lager con Limón" and "Palmia".
- We intend to introduce additional product lines in the future, such as mandarin and berry infused options.

Below please find images of the current Palmia label and packaging:



Palmia

Palmia
Palmia

INSPIRED BY SPAIN • BREWED IN THE USA
Palmia
CLARA de ESPAÑA
LEMON INFUSED LIGHT BEER • 90 CALORIES • ALL NATURAL FLAVOR • 4.2% ALC. BY VOL.

STRATEGY

The key elements of our strategy are to:

Develop and market the Palmia brand.

We believe the fundamental success of Palmia will be anchored in the creation of our brand, which includes the product, packaging, marketing and distribution strategy. We placed Palmia in select restaurants, bars and local liquor stores in San Francisco, which allowed us to test and improve our product, brand identity and gain initial consumer adoption. Based on our team's strong connections with many of these locations, we have been able to promote, develop and prove our brand in well-established locales. We plan to conduct direct tastings of our product to the consumer, as well as conducting promotions, incentives and strategic marketing activities at select venues and industry events. We believe building success stories in our initial key accounts, as well as receiving positive feedback from customers, store employees and management, will be a key driver of Palmia's expansion.

Form local, regional and national distribution partnerships.

In order to scale Palmia from a local brand to a regional or national brand, we believe forming key distribution partnerships with leading local, regional and national suppliers will be important, including off-premise accounts such as supermarket chains, beverage outlets such as BevMo, Lee's Liquors, and large-format chains such as Costco and Sam's Club. Key on-premise accounts will also be instrumental as we grow into larger multichain restaurants and bars. We believe a key element to the success of non-alcoholic based Rockstar Energy, as well as alcoholic based Skyy Vodka, was their distribution network comprised of big box supermarket chains. We intend to leverage the deep industry relationships and connections of our executive team, as well as those of our other advisors to help penetrate select regional and national accounts. We also believe that developing initial success stories among our key accounts will help drive our distribution partnerships.

Leverage social media and key tastemakers to build brand following.

We believe social media can provide a low-cost customer acquisition tool to create an initial, loyal following of brand enthusiasts in select markets. We have created a Facebook page for Palmia, as well as a Twitter, Instagram, and blogger account, to generate marketing buzz to support our product launch. In addition, we created our website (www.palmiabeer.com), which will be used to further enhance the image of the Palmia brand. We plan to continuously monitor, update and expand the content on all of these social media outlets. We also plan to proactively assemble leading tastemakers with influence in our initial target markets. Tastemakers are individuals who are typically early adopters and influencers of emerging products and brands, including bloggers, party promoters and select individuals who pride themselves on discovering and evangelizing new products.

PRODUCTION AND DISTRIBUTION

We have successfully negotiated and secured production with an experienced producer and bottler of lager who will be able to produce our beer and is anticipated to have sufficient resources to support our growth as we scale. We intend to focus our initial 2.0 launch plans in the California, Ohio, Florida, Arizona and Nevada markets and will expand into additional markets based on syndicated and social data insights. We believe the relationships of the Palmia team will provide us access to most of the key targeted accounts in these markets. We then plan to expand the number of establishments in these markets carrying Palmia once we believe we've received sufficient product validation. We ultimately intend to also partner with leading local, regional and national distributors, supermarkets and wholesalers (Costco, Sam's Club, BevMo) to drive market penetration and increase volume.

SALES AND MARKETING

We intend to promote Palmia through a variety of means, including (i) leveraging tastemakers in each city to serve as product evangelists; (ii) creating and executing a range of advertising programs across social media (Facebook, Twitter, Instagram) and traditional media (including print); (iii) training and educating wholesalers and retailers about our product; (iv) promoting our name and product through tastings at local festivals, venues and establishments that carry our product; (v) targeted pricing activities to create a competitive advantage within the marketplace; and (vi) possible retention of a leading celebrity to provide product endorsements. We plan to initially target smaller but popular restaurants, bars and liquor stores, and eventually plan to market and distribute our product to larger vendors after the product is validated and more established in the industry. As part of our pilot launch, Palmia secured placement in over 50 accounts in the San Francisco Bay Area.

COMPETITION

We believe the market for beers is highly competitive, with many large, well-financed companies who could enter our space. For example, we believe some of our competitors will consist of light beer alternatives offered by large national brands, such as Bud Light Lime, Coors Light Summer Brew, Shock Top Lemon Shandy, Miller Lite and MGD 64. We also believe that lighter Mexican beers will also compete with our brand, such as Corona, Tecate and Pacifico. Finally, we believe that certain beers and other alcoholic beverages that are marketed as refreshing or infused may compete with us, such as Leinenkugel, hard apple ciders or wheat beers brewed by craft beer makers and infused alcoholic drinks that are alternatives to beer such as Mike's Hard Lemonade and Smirnoff Ice.

Below is a comparison of the alcohol percentages and calories of some of our competitors. **Remember, Palmia has 4.2% alcohol content and only 90 calories.**

	Alc/vol	Calories		Alc/vol	Calories
Bud Light Lime	4.2%	116	Leinenkugel	4.2%	130
Miller Genuine Draft	2.8%	64	Stella	5.2%	153
Corona	4.6%	148	Pacifico	4.4%	145
Coors Light	4.2%	102	Tecate	4.5%	138
Bud Light Lime A-Rita	6.0%	371	Modelo	4.4%	145

EMPLOYEES AND FACILITIES

We have secured a team of senior industry executives to assume oversight of our day-to-day operations. As the business scales, we also plan to add a team of regional account managers. We intend to base our operations in the San Francisco Bay Area.

RISK FACTORS

8.

Our business operates in a highly competitive space.

We compete in the highly competitive beer market. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for space in retail establishments, bars and restaurants, all of which sell other beers and alcoholic beverages. Many of our competitors, including Corona, Anheuser-Busch and MillerCoors, have substantially greater financial resources, marketing strength and distribution networks than we do. Moreover, the introduction of new products by competitors that compete directly with our product or that diminish the importance of our product to retailers and other establishments may have a material adverse effect on our business and results of operations. In addition, we also face competition from producers of wine, spirits and flavored alcoholic beverages. Increased competition, higher costs to compete or consumer preference for our competitors' products could cause our business and results of operations to be materially adversely affected.

Our product is subject to consumer interest and market acceptance.

We are launching a new product in a highly competitive market. Our future performance will largely depend on consumer interest in our beer and the market's acceptance of our product. If consumers are unwilling to accept our product or if general market trends cause a decrease in the demand for beer, including light or infused beer, it would adversely affect our future sales and results of operations. Similarly, if we are unable to compete in the market effectively or if consumers are drawn to our competitors' products, our future sales and results of operations would be adversely affected. For example, if we have not gauged consumer preferences correctly or if our marketing activities do not successfully attract consumers to our beer, our overall brand may decline. Furthermore, if we have issues with the quality, taste or delivery of our product, confidence in our brand may diminish. Any of these occurrences would likely have an adverse effect on our future sales and results of operations.

In addition, changes in consumer attitudes or preferences could adversely affect any future sales of our product. The alcoholic beverage industry is subject to considerable societal and political attention due to increasing public concern over alcohol-related social problems. If alcoholic beverages in general, or beer in particular, were to fall out of favor with consumers, it would likely have an adverse impact on our future sales and results of operations. Similarly, if consumer preferences for light or infused beers were to decline or if consumer preferences for beers aimed at health conscious individuals were to wane, sales of our product could be negatively impacted. Also, because we initially anticipate selling our product in only a limited number of regions, any changes in economic and business conditions, consumer preferences or overall demand for beers in these regions could adversely affect our future sales and results of operations.

We are a development stage company with a history of losses and expect to continue to incur losses for the foreseeable future.

We are a development stage company that has incurred net losses since our inception, and we may not be able to achieve profitability in the future. Because we are still in the early stages of development, it is difficult to forecast operating expenses and revenue. We would expect our business, operating results and financial condition to be materially adversely affected if our revenues do not meet our projections and if our expenses or net losses are greater than expected. We cannot guarantee that our revenue or expenses will meet expectations or projections. In addition, since inception, we have funded our business primarily from the sale of securities and by borrowing funds, not from cash generated from operations. We expect to continue to incur production and distribution, sales and marketing, general and administrative and other expenses going forward as we scale our business. As a result, we expect to experience continued losses for the foreseeable future and even if we do achieve profitability, we may not be able to sustain or increase it.

We are subject to governmental regulations affecting our business.

The production and distribution of beer is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of nonalcohol related businesses. For example, the distribution and sale of beer requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We rely on a third party brewery for the production and distribution of our beer.

We currently rely on one brewery to produce and distribute our beer. If we are unable to maintain our relationship with this brewery, our business could be significantly harmed. Furthermore, if this brewery were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our beer could also be significantly harmed. For example, in 2013, our brewery experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable replacement brewery in time or at all if any problems were to arise with this brewery.

We may not be successful in securing distribution partnerships.

A key component of our strategy includes developing relationships with leading local, regional and national distributors to expand our product reach and shelf space. Our inability to solidify such relationships could adversely affect our results of operations and ability to increase revenue.

Additional financing may not be available on favorable terms, if at all.

The production and distribution of beer is a capital intensive business, requiring significant working capital to scale and grow. Because we expect to incur net losses for the foreseeable future, we may need additional funds to expand or meet all of our operational needs. For example, we expect to continue to make significant marketing, operational and promotional expenditures to enhance our brand. If we need additional financing to support these activities, we cannot be certain that it will be available on favorable terms, if at all. Furthermore, if we issue additional shares of our capital stock, shareholders will experience additional dilution, which may be substantial. If we need funds and cannot raise them on acceptable terms, we may not be able to continue our operations at the current level or at all.

We need to recruit and retain key personnel.

Our future success depends upon the continued service of our executive officers, particularly our chief executive officer. The loss of the service of any of our executive officers, key employees or advisors could have a material adverse effect on our business. In addition, if we are unable to hire and retain a sufficient number of qualified personnel, particularly in operations and sales and marketing, our ability to grow our business could be adversely affected. Competition for qualified personnel is intense and we cannot guarantee that we will be successful in attracting and retaining such personnel. Furthermore, the departure or addition of any key personnel may be disruptive and could negatively impact our business.

Transfers of the securities offered hereby and any stock issuable upon conversion thereof will be restricted.

There is no public trading market for Palmia's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

We may not generate sufficient funding to repay the existing Convertible Notes or to allow for their conversion prior to maturity.

We cannot assure you that we will have sufficient financial resources, or will be able to arrange future equity or debt financing, to repay the Convertible Notes at maturity or to allow for their conversion prior to maturity. The Convertible Notes are convertible into common stock at maturity and would only be able to convert into stock prior to maturity if we are successful in raising a qualifying financing or we experience a change in control. In the event we are successful in raising a qualifying financing, the Convertible Notes would convert into shares of equity, though we expect such shares to remain illiquid for the foreseeable future, with no certainty of a future liquidity event which would provide a return of capital to debt or equity holders. In addition, holders of the Convertible Notes will not be entitled to any rights with respect to our stock (including, without limitation, voting rights), but will be subject to any changes made with respect to our stock. Holders will only be entitled to rights on our stock when such stock is delivered upon conversion.

Although most of our officers are full time, please note that our president and CFO David W. Epstein is not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

9.   What is the purpose of this offering? To raise working capital for Palmia.

10.   How does the issuer intend to use the proceeds of this offering?

If we raise: $100,000

Use of Proceeds: We intend to use the net proceeds of this offering for production of version 2.0, marketing, distribution, product development and working capital needs to support our launch, including the hiring of additional management functions, as well as regional account managers.

We intend to focus on a number of specific milestones to track our achievement against our strategic objectives of market adoption and revenue growth. We believe significant insight has been gleaned from the initial product launch in San Francisco, and we plan to focus on the number of cases sold per month, number of cases used (consumption) and reorder rate among vendors, along with close monitoring of customer sentiment and brand recognition.

If we raise: $500,000

Use of Proceeds: We intend to use the net proceeds of this offering to build a large-scale sales and marketing team and open more markets for distribution.

If we raise: $1,000,000

Use of Proceeds: We intend to use the net proceeds of this offering to distribute on a national level to all 50 states and continue to scale and increase our sales and marketing team.

We will hire brand ambassadors to lead off-premise sales and awareness of the brand and increase sales.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete purchaser's transaction and deliver securities to the purchaser.
- Purchaser Commitment. The purchaser will submit, through Wefunder Portal, a requested investment amount. When doing so, the purchaser will also execute an investment contract with the Company ("Investment Agreement"), using the purchaser's electronic signature.
- Acceptance of the Investment. If the Investor Agreement is complete, the purchaser will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the purchaser will be emailed a pdf version of the Investment Agreement signed by the purchaser and the Company, as well as a confirmation of the commitment. This information will also be available on the purchaser's "My Investments" screen on the wefunder.com website.

-        Purchaser Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the purchaser will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

-        Progress of the Offering. The purchaser will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

-        Closing: Original Deadline. Unless we meet the target offering amount early, purchaser funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

-        Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, purchasers will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

-        Book Entry. All investments will be in book entry form. This means that the purchaser will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each purchasers' "My Investments" screen. The purchaser will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

12.   How can an investor cancel an investment commitment? Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE
The Offering

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Purchaser Contracts. The main terms of the SAFEs are provided below. The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides purchasers of SAFEs ("Purchaser(s)") the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other Purchasers. Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving Preferred Stock, Purchasers will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of Preferred Stock: (i) the amount invested by the Purchaser divided by the result of (a) the price of Preferred Stock issued to new Purchasers multiplied by (b) the discount rate (80%), or (ii) if the valuation for the Company is more than (I) $5 million, or (II) $4 million for the first $100,000 in funds raised (the "Valuation Cap"), the amount invested by the Purchaser divided by the quotient of (a) the Valuation Cap (either $5 million or $4 million (for the first $100,000 in funds raised)) divided by (b) the total amount of the Company's capitalization at that time. Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization will be measured as all shares of stock outstanding at the time, not including any SAFEs or convertible notes, plus any common stock reserved and available for future grant under any equity incentive or similar plan of the Company or to be created or increased in connection with our equity offering at that time. Purchasers who receive Preferred Stock will also receive dividend rights. Voting Rights. Purchasers will have no voting rights, even after they receive Preferred Stock. Additionally, the Company's CEO will be provided a proxy to act on the Purchasers' behalf, for all Purchasers investing less than $25,000. Execution. Purchasers who invest less than $25,000 will typically not execute transaction documents in order to receive Preferred Stock at the time of an applicable equity offering. Instead, a "Designated Lead Investor" will execute the documents for them, provided that the documents are consistent with the Preferred Stock received by new investors in the Company, modified by and subject to the terms of the SAFE. Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Purchasers in the SAFEs receiving Preferred Stock, Purchasers will receive, at their option, either (i) cash in the amount of their investment or (ii) shares of common stock equal to the amount invested by the Purchaser in the SAFEs divided by the quotient of (a) the Valuation Cap (either $5 million or $4 million, as discussed above) divided by (b) the number of outstanding shares of the Company's common stock and Preferred Stock, but excluding any shares of common stock reserved and available for future grant under any equity incentive or grant, SAFEs, and/or convertible promissory notes. If there is not enough cash available to pay other holders of Preferred Stock and SAFE Purchasers who choose option (i), funds will be distributed first to other holders of Preferred Stock and then holders of the SAFEs on a pro-rata basis. Any remaining amounts will be paid in common stock. In this scenario, the amounts payable to SAFE Purchasers may be reduced under certain circumstances, such that Purchasers may not recoup part or all of their investment from the Company. Termination of the Company. If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Preferred Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's certificate of incorporation, and then holders of the SAFEs. These payments will occur before any distributions to holders of common stock. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, Purchasers may not recoup part or all of their investment from the Company. Repurchases. If the Purchaser is not a Major Investor, prior to a Change of Control or Dissolution Event, the Company may repurchase the SAFE for the greater of (i) the Purchase Amount or (ii) the fair market value of the SAFE (the "Repurchase Value"), provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Purchaser would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the "Aggregate Value"), the Company shall pay to the Purchaser an amount equal to the difference between the Aggregate Value and the Repurchase Value. Fair market value will be determined by an independent appraiser chosen by the Company.

14. Do the securities offered have voting rights? No
15. Are there any limitations on any voting or other rights identified above? N/A
16. How may the terms of the securities being offered be modified?

Any provision of the SAFE (other than the Valuation Cap) may be amended, waived or modified as follows:

(i)   if the Purchaser **is not** a Major Investor, any provision of the SAFE (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii)   if the Purchaser is a Major Investor (investor with investment of $25,000 or more), any provision of the SAFE (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(iii)   regardless of whether the Purchaser is or is not a Major Investor, the Valuation Cap may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

PALMIA CORPORATION FORM C: Page 11

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
Preferred Stock	100,000,000	0	Yes	No
Common Stock	100,000,000	866,000	Yes	No
Debt Securities		$75,000	No	No
Options	62,867			

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the purchaser holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the purchaser's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the purchaser will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of the holders of convertible debt, Convertible Notes, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, a purchaser's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the purchaser's securities will decrease, which could also diminish the purchaser's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, a purchaser's interest will typically be diluted.

Based on the risk that a purchaser's rights could be limited, diluted or otherwise qualified, the purchaser could lose all or part of his or her investment in the securities in this offering and may never see positive returns.

Additional risks related to the rights of other security holders are discussed in response to Item 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? Yes. The securities offered do not provide the investor with a right to vote or receive dividends or be deemed the holder of Capital Stock for any purpose until such time as the securities offered are converted into preferred stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As a holder of a majority-in-interest of voting rights in the Company, the principal shareholder (the "Principal") may make decisions with which the purchaser disagrees, or that negatively affect the value of the purchaser's securities in the Company, and the purchaser will have no recourse to change these decisions. The purchaser's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the purchaser.

For example, the Principal may influence the business of the Company, may change the management of the Company, and even cause the Company to repurchase securities of certain Safe holders, in certain circumstances. The Principal may make changes that affect the tax treatment of the Company in ways that are unfavorable to you. The Principal may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the purchaser owns. Other holders of securities of the Company may also have access to more information than the purchaser, leaving the purchaser at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, a purchaser's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the purchaser's securities will decrease, which could also diminish the purchaser's economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, a purchaser's interest will typically also be diluted. SAFE Can be Amended by One Lead Purchaser. The Company can designate a lead purchaser representative, and all purchasers agree to allow that person to unilaterally amend the SAFE. But that person may not change the Valuation Cap.

Non-Major Investors Grant CEO Power of Attorney. Once the SAFE converts into equity, investors who are not Major Shareholders grant the current CEO a power of attorney to vote all shares and execute any documents on their behalf.

Based on the risks described above, the purchaser could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The initial amount invested in a SAFE is determined by the purchaser, and we do not guarantee that the SAFE will be converted into any particular number of preferred shares. As discussed in Question 13, when we engage in an offering of equity involving preferred stock, purchasers may receive a number of shares of preferred stock calculated as either (i) the total value of the purchaser's investment, divided by eighty percent (80%) of the price of the Preferred Stock being issued to the new purchasers, or (ii) if the valuation for the company is more than $5 million, the amount invested divided by the quotient of (a) the Valuation Cap ($5 million) divided by (b) the total amount of the Company's capitalization at that time. In addition, purchasers that are part of the first $100,000.00 of the round will receive a valuation cap of $4 million for the portion of their investment that is part of the first $100,000.00.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the preferred stock that purchasers will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of preferred stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and preferred stock) that take into account factors such as the following:
- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

A purchaser in the Company will likely hold a minority position in the Company, and won't have any distribution rights until such time as the securities are converted, and will never have any voting rights, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the purchaser's interest in the Company will depend upon many factors outside the control of the purchaser. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the purchaser will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the purchaser's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the purchaser in the Company. The purchaser may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the purchaser to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the purchaser's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the purchaser's investment in the Company, the Company may sell interests to additional purchasers, which will dilute the percentage interest of the purchaser in the Company. The purchaser may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the purchaser to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the purchaser's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated purchasers to the purchaser, and create pressure on the purchaser to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the purchaser will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the purchaser will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the purchaser's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the purchaser, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the purchaser's initial investment in the Company.

Transactions with related parties. The purchaser should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the purchaser will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. DESCRIBE THE MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER:

We have financed our operations to date with convertible notes of $75,000 (Issued in 2013) to investors that mature on December 31, 2017 with a 20% discount on conversion upon a qualified equity financing with gross proceeds of at least $500,000 and accruing at a rate of 6% interest per annum. Those convertibles notes include $25,000 to the father of founder David Epstein. As of December 31, 2016, accrued interest under the convertible notes amounted to $5,438. In addition, we have issued a $60,000 promissory note to David Epstein, Founder and Chairman of the Board. The promissory note has no interest rate and is payable within 30 days of a borrower notice of demand.

25. WHAT OTHER EXEMPT OFFERINGS HAS THE ISSUER CONDUCTED WITHIN THE PAST THREE YEARS?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beg inning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the

amount the issuer seek s to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:

David Epstein, Principal and Director, $60,000.00 promissory note, no interest.

Issued $25,000 Convertible Note to the father of founder David Epstein in 2013, which matures on December 31, 2017 with a 20% discount on conversion upon a qualified equity financing with gross proceeds of at least $500,000 and accruing at a rate of 6% interest per annum.

27. Does the issuer have an operating history? Yes

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview

Palmia is a unique product offering that we believe is different from most beers existing in today's U.S. market. With its lemon infusion, we believe Palmia offers a new and enticing taste to most beers currently available to consumers. While many light beers offer lime as a means to enhance or cover up their watered down taste, Palmia has a unique and lightly carbonated lemon infusion that provides a refreshing, yet full bodied taste, all in one bottle. In addition, we believe the natural lemon flavor of our beer will appeal to health conscious individuals, but still provide a satisfying beer taste that is not watered down and that will attract a wide variety of adult beverage drinkers. Utilizing a proprietary blend, we are able to offer a low calorie beer (90 calories), while not compromising on taste or appeal.

The following product overview highlights the specifics of Palmia beer:
· Natural lemon flavor with a unique and enjoyable citrus taste, which is intended to serve as a light, refreshing lager and alternative to Bud Light Lime, Corona and other light beers.
· Lightly carbonated with natural lemon flavor.
· An 11.2 (331ml) fluid ounce serving contains 90 calories and 4.2% alcohol by content.
· We have a registered trademark for our main product logo as well as for the slogans "When Life Gives You Lemons . . .", "Lager con Limón" and "Palmia".
· We intend to introduce additional product lines in the future, such as orange and berry infused options.

Revenue for the business is expected to come from multiple sources: Direct sales to retailers, wholesale distributors, and selling merchandise at venues.

Formation and Development

Palmia Corporation was incorporated in June 2012. The company has, to date, secured several vital resources, which support our present day position. Palmia Corporation has acquired the relevant licenses, TTB & Cola approvals, and label approvals.

We have successfully negotiated and secured production with an experienced producer and bottler of lager who will be able to produce our beer and is anticipated to have sufficient resources to support our growth as we scale. We intend to focus our initial 2.0 launch plans in the California markets and will expand into additional markets based on syndicated and social data insights. We believe the relationships of the Palmia team will provide us access to most of the key targeted accounts in these markets. We then plan to expand the number of establishments in these markets carrying Palmia once we believe we've received sufficient product validation. We ultimately intend to also partner with leading local, regional and national distributors, supermarkets and wholesalers (Target, Costco, Sam's Club, BevMo) to drive market penetration and increase volume.

In order to scale Palmia from a local brand to a regional or national brand, we believe forming key distribution partnerships with leading local, regional and national suppliers will be important, including off-premise accounts such as supermarket chains, beverage outlets such as BevMo, Lee's Liquors, and large-format chains such as Target, Costco and Sam's Club. Key on-premise accounts will also be instrumental as we grow into larger multi-chain restaurants and bars. We intend to leverage the deep industry relationships and connections of our executive team, as well as those of our other advisors to help penetrate select regional and national accounts. We also believe that developing initial success stories among our key accounts will help drive our distribution partnerships.

We believe social media can provide a low cost customer acquisition tool to create an initial, loyal following of brand enthusiasts in select markets. We have created a Facebook page for Palmia, as well as a Twitter, Instagram, and blogger account, to generate marketing buzz to support our product launch. In addition, we created our website (www.palmiabeer.com), which will be used to further enhance the image of the Palmia brand. We plan to continuously monitor, update and expand the content on all of these social media outlets. We also plan to proactively assemble leading tastemakers with influence in our initial target markets. Tastemakers are individuals who are typically early adopters and influencers of emerging products and brands, including bloggers, party promoters and select individuals who pride themselves on discovering and evangelizing new products.

We intend to promote Palmia through a variety of means, including (i) leveraging tastemakers in each city to serve as product evangelists; (ii) creating and executing a range of advertising programs across social media (Facebook, Twitter, Instagram) and traditional media (including print); (iii) training and educating wholesalers and retailers about our product; (iv) promoting our name and product through tastings at local festivals, venues and establishments that carry our product; (v) targeted pricing activities to create a competitive advantage within the marketplace; and (vi) possible retention of a leading celebrity to provide product endorsements. We plan to initially target smaller but popular restaurants, bars and liquor stores, and eventually plan to market and distribute our product to larger vendors after the product is validated and more established in the industry. As part of our pilot launch, Palmia secured placement in over 100 accounts in the San Francisco Bay Area.

Market

Our initial marketing will focus on fun, health conscious individuals with an emphasis on women ages 21-35. According to DataMonitor, female drinkers now comprise approximately 30% of total beer consumption, with nearly $30 billion in 2011 spend. We also believe an older woman demographics, as well as males, will represent viable and important customers for our product. We intend to take advantage of the large U.S. market for beers, which, according to the Brewers Association, is nearly $100 billion annually.

Cash Flow

We have primarily funded our operations through paid-in capital from founders as well as $75,000 in convertible notes and a $60,000 promissory note to a founder.

Palmia had revenue of $2,659 in 2013 and $16,172 in 2014 from the initial launch of its product in San Francisco. Revenue came from sales to on and off-premise accounts. Expenses in 2013 were $75,114 and $73,764 in 2014. Expenses primarily consisted of product development, including production, branding and trademark costs, as well as marketing and promotional costs. We sold all of our product in 2014 and therefore had no revenue and limited expenses in 2015 and 2016. Our limited expenses in 2015 and 2016 consisted largely of administrative fees, including for maintaining appropriate licenses, and approximately $2500 per month in burn rate on salary. We spent most of our time in 2015 and 2016 creating version 2.0 of the product, an all-naturally flavored product based on customer feed-back from our initial launch, enhancing our branding and hiring new management, including a new CEO and marketing director.

As a result of promotional activities in order to gain market acceptance and brand loyalty, we participated in many events as part of our initial launch where the product was offered complimentary or at a discount. These events included festivals, happy hours, tastings, parties and other promotional activities.

Balance Sheet / Burn Rate

Our current cash in hand is zero and we have a $10,000 deposit at our brewery. We also have trademark assets and our licenses, labels, formula and other production are ready to launch following fundraising. Operations are currently being funded by additional paid-in capital by founders.

Prior to the fundraising, our burn rate is approximately $3,500 per month, consisting of $2,500 in salary as well as marketing, promotional and administrative expense.

Short/Mid Term Expenses:

Production of Palmia for Q1-Q3 $83,154
Sales & Marketing for Q1-2 $26,386
Total Headcount: Q1 $61,200
General & Administrative: $3,200

The founders expect to continue to fund our operations before the fundraising ends.

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix C Palmia Corporation Financial Statements.
Palmia Corporation
Balance Sheet

PALMIA CORPORATION FORM C: Page 14 – No Content
PALMIA CORPORATION FORM C: Page 15

I, Robert Nathanson, certify that:

(1) the financial statements of Palmia Corporation included in this Form are true and complete in all material respects; and

(2) the tax return information of Palmia Corporation included in this Form reflects accurately the information reported on the tax return for Palmia Corporation filed for the fiscal year ended 2015.

_____

Robert Nathanson, CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

<u>PALMIA CORPORATION FORM C: Page 16 – No Content</u>
<u>PALMIA CORPORATION FORM C: Page 17</u>

30. no to all

PALMIA CORPORATION FORM C: Page 18 – No Content
PALMIA CORPORATION FORM C: Page 19

31. All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

PALMIA CORPORATION FORM C: Page 20 – No Content

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.palmiabeer.com

Appendix A: Business Description & Plan






Appendix B: Purchaser Contracts

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PALMIA CORPORATION

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ___________________ (the "**Investor**") of __________________(the "**Purchase Amount**") on or about _________________(the "**Date of Sale**"), Palmia Corporation, a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $4,000,000.00.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount Price, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a), the Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Financing Preferred Stock, with appropriate variations for the Standard Preferred Stock or Safe Preferred Stock if applicable.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their

Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)   **Repurchase**. If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e)   **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of Section 1(d) will continue after such payment to the extent necessary to enforce the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; *provided, further*, that Section 5 shall survive any such termination.

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Designated Lead Investor**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Financing Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of a Safe if (i) the Purchase Amount of such Safe is equal to or greater than $25,000.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Safe Price; and (iii) dividend rights based on the Safe Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have no voting rights, other than required by law.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   ***Investor Representations***

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   ***Irrevocable Proxy; SPV Reorganization***

(a)   If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this <u>Section 5(b)</u> are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this <u>Section 5(b)</u> and <u>Section 5(c)</u> and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor **is not** a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to <u>Section 5(b)</u> (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes.

6.   *Miscellaneous*

(a)   Any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified as follows:

(i)   if the Investor **is not** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii)   if the Investor **is** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(iii)   regardless of whether the Investor **is** or **is not** a Major Investor, the Valuation Cap may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

(b)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

COMPANY:

_____

_____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):   INVESTOR:

_____

By: _____   By:_____

Name: _____

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PALMIA CORPORATION

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ____________________ (the "**Investor**") of ___________(the "**Purchase Amount**") on or about _______________(the "**Date of Sale**"), Palmia Corporation, a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000.00.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount Price, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a), the Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Financing Preferred Stock, with appropriate variations for the Standard Preferred Stock or Safe Preferred Stock if applicable.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their

Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Repurchase**. If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of Section 1(d) will continue after such payment to the extent necessary to enforce the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; *provided, further*, that Section 5 shall survive any such termination.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Designated Lead Investor**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Financing Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of a Safe if (i) the Purchase Amount of such Safe is equal to or greater than $25,000.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Safe Price; and (iii) dividend rights based on the Safe Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have no voting rights, other than required by law.

3. *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   ***Investor Representations***

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   ***Irrevocable Proxy; SPV Reorganization***

(a)   If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this <u>Section 5(b)</u> are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this <u>Section 5(b)</u> and <u>Section 5(c)</u> and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor **is not** a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to <u>Section 5(b)</u> (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes.

6.   *Miscellaneous*

(a)   Any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified as follows:

(i)   if the Investor **is not** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii)   if the Investor **is** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(iii)   regardless of whether the Investor **is** or **is not** a Major Investor, the Valuation Cap may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

(b)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

COMPANY:

_____

_____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: _____   By:_____

Name: _____

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

Appendix C: Palmia Corporation Financial Statements

PALMIA CORPORATION

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 31, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Palmia Corporation
San Francisco, CA

I have reviewed the accompanying balance sheet of Palmia Corporation. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 31, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PALMIA CORPORATION
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 350	$ 1,728
TOTAL CURRENT ASSETS	350	1,728
NON-CURRENT ASSETS		
Brewery Deposit	10,000	10,000
TOTAL NON-CURRENT ASSETS	10,000	10,000
TOTAL ASSETS	$ 10,350	$ 11,728

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	-	7,331
TOTAL CURRENT LIABILITIES	-	7,331
NON-CURRENT LIABILITIES		
Notes Payable	140,438	140,438
TOTAL LIABILITIES	140,438	147,769
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized, 848,000 shares issued and outstanding, $.01 par value)	8,480	8,480
Additional Paid in Capital	87,783	48,737
Retained Earnings (Deficit)	(226,351)	(193,258)
TOTAL SHAREHOLDERS' EQUITY	(130,088)	(136,041)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,350	$ 11,728

Unaudited- See accompanying notes.

PALMIA CORPORATION
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

_____

	2016	2015
Operating Expense		
Salaries	$ 30,000	$ -
General & Administrative	2,183	16,637
Marketing	110	-
Travel	-	143
	32,293	16,781
Net Income from Operations	(32,293)	(16,781)
Other Income (Expense)		
State and Local Taxes	(800)	(800)
Net Income Before Provision for Income Tax	(33,093)	(17,581)
Net Income	$ (33,093)	$ (17,581)

PALMIA CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

_____

		2016		2015
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(33,093)	$	(17,581)
Change in Payables		(7,331)		7,331
Net Cash Flows From Operating Activities		(40,424)		(10,250)
Cash Flows From Financing Activities				
Change in Paid in Capital		39,046		5,494
Net Cash Flows From Investing Activities		39,046		5,494
Cash at Beginning of Period		1,728		6,484
Net Increase (Decrease) In Cash		(1,378)		(4,756)
Cash at End of Period	$	350	$	1,728

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Palmia Corporation ("the Company") is a corporation organized under the laws of the State of California. The Company produces alcoholic beverages for retail sale.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Deposits

The Company entered into an agreement with Minhas Craft Brewery SRL LLC in 2014 to produce and package the Company's products. The agreement was secured by a $10,000 deposit which is creditable toward future production expenses related to the contract.

Notes Payable

In 2013, the Company issued convertible promissory notes in the aggregate amount of $75,000. The notes accrue interest at the rate of 6% per annum. The notes are convertible to equity at the time of a capital event at a 20% discount to the fair market value of the stock at the time of conversion, upon a qualified equity financing with gross proceeds of at least $500,000. As of December 31, 2016, accrued interest under the convertible promissory notes amounted to $5,438.

The Company also has a promissory note outstanding which was advanced by one of its founders, a related party, in the amount of $60,000. The loan is non-interest bearing and payable on demand with thirty days' notice to the Company by the lender.

_____

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company recognized net operating losses for tax years 2016 and 2015. These losses will be carried forward to reduce taxable income in future years. Net operating loss carry forwards expire if not exhausted within twenty years of the year the loss was recognized. Management has elected not to record a valuation allowance to account for any deferred tax benefits to which the Company may be entitled due to the uncertainty associated with timing and valuation of the benefits. The Company's federal tax filings remain subject to review by the Internal Revenue Service as follows:

Tax Year	Statute Expires on Filing Date In
2014	2018
2015	2019
2016	2020

The Company is subject to franchise tax in the State of California. The Company's California franchise tax filings remain subject to review by the State of California as follows:

Tax Year	Statute Expires on Filing Date In
2014	2019
2015	2020
2016	2021

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 31, 2017, the date that the financial statements were available to be issued.

Appendix D: Executive CV's

Dr David Epstein

Founder, Chairman of the Board, Palmia Corporation, Cosmetic, Implant and Reconstructive Dentist

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Dr David's Articles & Activity

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Dr. David Epstein

Digital Implant Dentistry at Harvard

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Experience

Founder and Chairman of the Board

Media

Spring Forward With Palmia Lager

Palmia

Cosmetic, Implant & Reconstructive Dentistry

Owner

Education

UT Health San Antonio

University of the Pacific, School of Dentistry

University of California San Diego

Volunteer Experience

Dentist/Surgeon

Featured Skills & Endorsements

Dentistry

Oral Surgery

Teeth Whitening

Recommendations

Leila Rall

Dr. Epstein is a great dentist with a broad knowledge base. He's great to work with.

Amy Rose Berman

Dr. David Epstein is a dynamite dentist! I have referred him to many friends and family members and everyone is extremely pleased. Dr. D is hard working, and provides a relaxing atmosphere in his office. I am comfortable every time I go there...I highly recommend him to anyone!

Accomplishments

2 **Certifications**

Fellow, International Congress of Oral Implantologists

2 **Organizations**

Fellow, International Congress of Oral Implantologists

1 **Course**

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1 **Honor & Award**

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1 **Language**

Spanish

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Following

Wine & Spirits Recruiting Network

University of the Pacific

Engel Institute, Dental Implant Training

Venture Capital - Public Equity - Funding - Investment

Beer Connoisseur

Tony Robbins

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Larry Epstein MD

Physician

University of Nebraska College of Medicine

Cupertino, California

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Experience



Physician
Apr 1969 – Present • 48 yrs

Education



University of Nebraska College of Medicine
Bachelor of Arts (BA), English Language and Literature, General

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Following



University of Nebraska College of Medicine
1,419 followers



Pulse
1,481,293 followers



University of Nebraska College of Medicine
1,418 followers

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Robert Nathanson
Chief Executive Officer
Palmiu
Founder and CEO
Business Development



Teresa LoBue

Looking for an electrical engineer with experience in IoT. Startup founder looking to help improve and shape the future.

Stealth Mode Startup Company • Stanford University

San Francisco, California • 500+

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Highlights



4 Mutual Connections
You and Teresa both know Patrick S. Chung, Scott Chong, and 2 others

Experience



Founder & CEO
Stealth Mode Startup Company
2016 – Present 1 yr 3 mos



Consultant
The Boston Consulting Group
2011 – 2014 3 yrs



President
San Francisco American Marketing Association
2011 – 2013 2 yrs
San Francisco Bay Area



Director of Marketing
BARS+TONE
2009 – 2011 2 yrs



Managing Director
Modern Marketing Concepts
2005 – 2009 4 yrs

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Education



Stanford University



University of Southern California - Marshall School of Business



University of Southern California

Volunteer Experience



Vice President of Programs
American Advertising Federation
2010 – 2012 • 2 yrs



Vice President of Programs
San Francisco American Marketing Association
2009 – 2011 • 2 yrs

Featured Skills & Endorsements

Advertising
Endorsed by Kevin Hosley and 4 others who are highly skilled at this
Endorsed by 4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter

Social Media Mark...
Endorsed by Maya Spivak and 4 others who are highly skilled at this
Endorsed by 4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter

Marketing
Endorsed by Brandie Park and 3 others who are highly skilled at this
Endorsed by 4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter

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Recommendations

Received (14) Given (8)



H Martin E Calle, III
Chairman | Calle & Company | CPG Strategic Management Consultants | New Products | Established Products | 714.244.3511
July 14, 2012, Teresa worked with H Martin E in the same group

Always vibrant, I could not imagine a more influential woman, or more resourceful C-suite executive to helm the American Marketing Association.



Robert Alley
Award-winning Creative Director
March 25, 2011, Robert worked with Teresa but at different companies

I had the pleasure of working with Teresa while she was at Bars and Tone and was quite amazed by her professional manner, articulate communication, collaborative spirit and willingness to do what it takes to get the job done. All in way that makes work pleasant.

Teresa seems to always be thinking of solutions and the next big idea. She has great knowledge of the tech and advertising industry and really knows how the two work together. Her entrepreneurial spirit is evident in our collaborations. Teresa is one of a kind and is a great asset to any organization.

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Accomplishments

2 **Languages**
English

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Wayne Derman

CMO at Palmia Corporation

Palmia Corporation · Colorado State University

San Francisco Bay Area · 104

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I have spent the last 15 years working in and around the beverage, bar, music and festival spaces and owned a small successful live music venue in San Francisco for 7 years. Additionally, I worked for a design build contractor as a construction project manager for 6 years. I am a highly motivated project and marketing manager with proven experience in marketing, festival management and production, direct sales, start-up operations, business development and management and organizational growth. I have a proven ability to develop and maintain lasting business relationships with clients, partners, vendors and suppliers and is recognized for exceptional leadership and motivational skills in team-oriented projects. I am an entrepreneur and MBA with over 30 years of experience in sales, marketing, branding, promotions, project & event management, market development, business and operational management, sponsorship development, sales and cash flow forecasting and profit & loss management.

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Experience

 **CMO**
Palmia Corporation
Oct 2015 – Present · 1 yr 6 mos · San Francisco Bay Area

 **Owner**
Zone Management Artist Services
Jul 2001 – Present · 15 yrs 9 mos · San Francisco Bay Area

Education

 **Colorado State University**
Master of Business Administration (M.B.A.)
1995 – 1997

 **Arizona State University**
BS Business, Business
1982 – 1984

Featured Skills & Endorsements

Management · 1	 Henry Schwab has given an endorsement for this skill
Entertainment · 1	 Michael Sutch has given an endorsement for this skill
Marketing	No endorsements yet

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Following

 **Pulse**
1,481,295 followers

 **Colorado State University**
190,021 followers

 **Zone Management LLC**
14 followers

 **Arizona State University**
395,239 followers

 **Colorado State University**
194,586 followers

 **Palmia Corporation**
47 followers

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